SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy's, Inc. Profit Sharing 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. Profit Sharing 401(k) Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                              Macy's, Inc. Profit Sharing 401(k) Investment Plan

Dated June 30, 2008	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.

 PROFIT SHARING 401 (k) INVESTMENT PLAN

Financial Statements

December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

MACY'S, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Macy's, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio
June 30, 2008

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(in thousands)

	2007	2006

Net participation in Master Trust:

Investments, at fair value (Note 3).................................	$1,990,852	$2,024,168

Receivables:
Employer contributions...............................................	24,299	22,542
Participant contributions.............................................	1,967	3,716
Dividend...................................................................	1,073	1,057
Interest.....................................................................	2,801	169
Due from brokers for securities sold.........................	373	959
Total receivables....................................................	30,513	28,443

Total assets.........................................................	2,021,365	2,052,611

Liabilities:
Due to brokers for securities purchased.....................	286	-
Trustee and management fees payable.......................	1,629	1,368

Total liabilities........................................................	1,915	1,368

Net assets available for benefits at fair value..................	$2,019,450	$2,051,243

Adjustment from fair value to contract value for fully benefit-responsive investment contracts .........	(10,497)	1,205

Net assets available for benefits ...................................	$2,008,953	$2,052,448

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and December 31, 2006

 (in thousands)

	2007	2006

Net investment income (loss) from Master Trust Investments (Note 3):
Net appreciation (depreciation) in fair value.........................	$ (54,600)	$ 170,220
Interest and dividends.......................................................	40,619	39,244
Total investment income (loss).............................................	(13,981)	209,464
Less investment expenses...................................................	(3,871)	(3,426)
Net investment income (loss)...........................................	(17,852)	206,038

Contributions:
Employer...........................................................................	24,307	22,558
Participant.........................................................................	136,575	131,723
Total contributions...........................................................	160,882	154,281

Total additions................................................................	143,030	360,319

Benefits paid to participants..................................................	(182,794)	(157,431)
Administrative expenses........................................................	(3,731)	(2,650)

Total deductions.............................................................	(186,525)	(160,081)

Net increase (decrease)..................................................	(43,495)	200,238

Net assets available for benefits:
Beginning of year............................................................	2,052,448	1,852,210
End of year.....................................................................	$2,008,953	$2,052,448

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.   Description of the Plan

The following brief description of the Macy's, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Macy's, Inc. (the "Company").  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's ESOP within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant's eligible compensation.  A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis.  Pre-tax contributions up to 5% of eligible compensation are considered "basic savings" which are eligible for matching Company contributions.   Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers six investment fund options.  A maximum of 50% of a participant's account balance and/or future savings may be elected for the Macy's Stock Fund.

Effective January 1, 2003, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions. Such contributions in 2007 and 2006 did not have a material impact on the Plan's net assets available for Plan benefits.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. For the Plan years ended December 31, 2007 and December 31, 2006, the Company's contribution formula was based on a discretionary matching contribution with a minimum Company contribution necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures.

Effective February 22, 2007, a resolution was adopted by the Board of Directors of the Company authorizing the Company to make a discretionary matching contribution of 3.5% of Net Income (as determined for the Company's tax year that begins during the applicable year of the plan, and before deduction for any such contribution) as a combined matching contribution to the Plan and the May Department Stores Company Profit Sharing Plan, also sponsored by the Company. The total matching contribution shall be allocated equitably among the participants in the two plans. If 3.5% of Net Income is insufficient to fund a minimum matching contribution of 33-1/3% of participant basic savings under both plans, the Company shall make a minimum matching contribution of 33-1/3% of participant basic savings, when combined with forfeitures.

For the Plan years ended December 31, 2007 and December 31, 2006, the Company's contributions based on the Company's minimum contribution of 33-1/3% of participant basic savings, were $24,299,000 and $22,542,000, respectively.

Company contributions are invested directly in the Macy's Stock Fund.  Participants may elect to immediately redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2007 Plan year, forfeited nonvested accounts totaled $1,426,000. During the 2006 Plan year, forfeited nonvested accounts totaled $1,611,000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses.  Allocations are based on participant account balances.  As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested.  100% vesting is also achieved through normal retirement, death or disability.

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code.  At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

a)      Master Trust

            The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the "Master Trust") Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the "Trustee").  As of December 31, 2007 and 2006, the Master Trust holds the assets of the Plan exclusively.  Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Macy's, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.

b)      Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value, effective for plan years ending after December 15, 2006. Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The FSP was required to be adopted as of December 31, 2006, but the Company did not reflect the impact of the FSP appropriately in the December 31, 2006 Statement of Net Assets Available for Benefits. As such, the Company has corrected this immaterial error in the December 31, 2006 Statement of Net Assets Available for Benefits by changing the prior year presentation to be in accordance with the FSP.

c)      Investments

Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Participant loans are valued at cost.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.

The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Cash equivalents include highly liquid fixed-income securities with a maturity of three months or less.

Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

d)      Insurance Contracts

The Master Trust holds certain insurance contracts which include synthetic guaranteed investment contracts ("synthetic GIC's"). The synthetic GIC's are presented at fair value on the table of investments held in the Master Trust (see note 3). In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 5.03% for 2007 and 5.08% for 2006 and the average crediting rate was 5.12% and 5.24% at December 31, 2007 and December 31, 2006, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The synthetic GIC's do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

e)      Use of  Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements.  Actual results could differ from these estimates and assumptions.

f)       Reclassifications

Certain reclassifications were made to the prior fiscal year's amounts to conform with the classifications of such amounts for the current fiscal year.

g)      New Authoritative Guidance

The Plan adopted the provisions of FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No 109"("Fin 48") on January 1, 2007. The adoption of FIN 48 did not have an impact on the Plan's Statement of Net Assets Available for Plan Benefits.

During 2006, Congress passed the Pension Protection Act of 2006 (the "Act") with the stated purpose of improving the funding of America's private pension plans.  The Act also contains provisions that impact defined contribution plans, including the removal of barriers that prevented companies from automatically enrolling employees in defined contribution plans and making permanent the higher contribution limits passed in 2001. The provisions of the Act did not have and are not expected to have a material impact on the Plan's Statement of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Fin 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on February 4, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards  ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007.  The Plan administrator is in the process of evaluating the impact of the adoption of SFAS 157 on the Plan's financial statements.

3.    Investments

All of the Plan's investments are included in the Master Trust and are held by the Trustee.

The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds.  The funds are:

Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small Cap Stock Fund - consisting primarily of small capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Macy's Stock Fund - consisting primarily of the Company's registered common stock.

The following table presents the fair values of investments for the Master Trust at December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Macy's, Inc. common stock*..........................................	$ 213,457	$ 314,407
Common/collective trusts...............................................	832,294	789,514
Registered investment companies...................................	264,319	254,395
Participant loans............................................................	43,690	41,431
Insurance contracts.......................................................	637,092	624,421
Total investments at fair value.....................................	1,990,852	2,024,168

Adjustment from fair value to contract value for fully benefit-responsive investment contracts ......................	(10,497)	1,205

Total investments................................................	$1,980,355	$2,025,373

Net appreciation (depreciation) in the fair value of investments in the Master Trust for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(in thousands)

Net appreciation (depreciation) in the fair value of investments:
Macy's, Inc. common stock*............................................	$(105,372)	$ 37,367
Common/collective trusts..................................................	46,714	92,419
Registered investment companies......................................	4,058	40,434
Net appreciation (depreciation) in the fair value of investments............................................................	$ (54,600)	$170,220

 *nonparticipant-directed

4.      Nonparticipant - Directed Investments  (Macy's Stock Fund)

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(in thousands)

Contributions........................................................................	$ 35,113	$ 60,140
Net appreciation (depreciation) in the fair value of Investments..	(105,372)	37,367
Benefits paid to participants...................................................	(21,004)	(17,775)
Transfers to participant-directed investments..........................	(13,667)	(2,544)
	$(104,930)	$ 77,188

5.   Related Parties

Certain Master Trust investments are shares of the JP Morgan Liquidity Fund.  JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan paid the Trustee approximately $348,404 and $311,000 in administrative expenses, principally Trustee fees, in 2007 and 2006, respectively. In addition to expenses incurred by third party service providers, administrative expenses include an allocable portion of data processing services provided by Macy's and salaries and benefits for associates who provide services to the Plan. Macy's allocated approximately $719,000 and $648,000 in administrative expenses to the Plan in 2007 and 2006, respectively.

The Plan holds shares of the common stock of Macy's, Inc., the Plan administrator.  Macy's common stock held by the Plan were 11% and 16% of the Plan's total investments at December 31, 2007 and December 31, 2006 respectively.

6.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements.	$ 2,008,953

Adjustment from contract value to fair value for fully benefit- responsive investment contracts.........	10,497

Pending benefit distributions.............	(1,586)

Net assets available for benefits per Form 5500......	$ 2,017,864

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the fiscal year ended December 31, 2007:

Investment loss per the financial statements........	$ (17,852)

Adjustment from contact value to fair value for fully benefit- responsive investment contracts..............	10,497

Investment loss per Form 5500............	$ (7,355)

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended December 31, 2007:

Benefits paid to participants per the financial statements	$ 182,794
Pending benefit distributions:
December 31, 2007 ...............	1,586
December 31, 2006...............	(2,417)

Benefits paid to participants per Form 5500.......	$ 181,963

7.   Plan Amendments and Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.  In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

8.   Federal Income Taxes

The Plan obtained its latest determination letter on July 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Administrative Expenses

The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.

10.  Legal Proceedings

On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Plan, filed a purported class action lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Plan and The May Department Stores Company Profit Sharing Plan (the "May Plan") between February 27, 2005 and the present.  The complaint charges the Company, as well as members of the Company's board of directors and certain members of senior management, with breach of fiduciary duties owed under the Employee Retirement Income Security Act ("ERISA") to participants in the Plan and the May Plan, alleging that the defendants made false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May operations, resulting in supposed "artificial inflation" of the Company's stock price between August 30, 2005 and May 15, 2007. The plaintiff seeks an unspecified amount of compensatory damages and costs. The Company believes the lawsuit is without merit and intends to contest it vigorously.

11. Subsequent Event

The Company's Board of Directors approved the merger of The May Department Stores Company Profit Sharing Plan, also sponsored by the Company, into and with the Plan, effective September 1, 2008.  The newly merged plan will include changes for previous participants in both plans, including new investment choices, the ability for participants to make Roth 401(k) contributions, enhanced investment advice, the Company's match will follow the participant's investment fund choices and a 25% limit of Macy's stock fund investments to future contributions.

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value

*	Plan Participants	Participants loans, varying maturities with interest rates ranging from 5.0% to 10.5%	**	$43,690,000

*    Represents a party-in-interest to the Plan
**  Historical cost is disclosed only for nonparticipant-directed investments.